UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 10)*
Steelcase Inc.
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
858155 20 3
(CUSIP Number)
Liesl A. Maloney, Steelcase Inc., 901 — 44th Street S.E.,
Grand Rapids, MI 49508, (616) 247-3201
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 14, 2008
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP No.	858155 20 3

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Robert C. Pew II

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.

	7	SOLE VOTING POWER

NUMBER OF		9,921,583

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		9,921,583

WITH:	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,921,583

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	11.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Page 2 of 5 Pages

CUSIP 858155 20 3
Item 1. Security and Issuer.
     The title of the class of equity securities to which this statement relates is Class A Common Stock (“Class A Common Stock”), of Steelcase Inc., a Michigan corporation (the “Company”). The address of the Company’s principal executive offices is 901 — 44th Street S.E., Grand Rapids, Michigan 49508.
Item 2. Identity and Background.
     This statement is being filed by Robert C. Pew II. The business address of Mr. Pew is 901 - 44th Street S.E., Grand Rapids, Michigan 49508. Mr. Pew is retired. Mr. Pew has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Mr. Pew has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Pew being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Pew is a U.S. citizen.
Item 3. Source and Amount of Funds or Other Consideration.
     This statement is being filed to report the disposition by the Robert C. Pew II Trust and the Mary Idema Pew Trust on October 14, 2008 of 1,096,373 shares and 32,354 shares, respectively, of Class B Common Stock of the Company. The shares were disposed of in gift transactions, without payment of consideration.
Item 4. Purpose of Transaction.
     The purpose of the transaction was estate planning. Mr. Pew does not have any current plans or proposals for (i) the acquisition by any person of additional securities in the Company or the disposition of securities of the Company other than possible additional estate planning transactions, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors of the Company, (v) any material change in the Company’s present capitalization or dividend policy, (vi) any other material change in the Company’s business or corporate structure, (vii) any changes in the Company’s Articles of Incorporation or Bylaws or other actions which may impede the acquisition of control of the Company by any person, (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) a class of the Company’s equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (x) any action similar to those enumerated above.

Page 3 of 5 Pages

CUSIP 858155 20 3
Item 5. Interest in Securities of the Issuer.
(a)	Number of shares of Class A Common Stock beneficially owned: 9,921,583

Percentage of Class A Common Stock beneficially owned: 11.2%

(b)	Number of shares of Class A Common Stock as to which Mr. Pew has the:
Sole power to vote or to direct the vote: 9,921,583
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 9,921,583
Shared power to dispose or to direct the disposition: 0
     The number of shares reported above includes (i) 9,901,325 shares of Class B Common Stock of the Company which are immediately convertible into an equal number of shares of Class A Common Stock at the option of the holder and (ii) 20,258 shares of Class A Common Stock. If shares of Class B Common Stock are transferred to any person other than a “Permitted Transferee” (as defined in the Company’s Second Restated Articles of Incorporation), such shares are automatically converted on a share-for-share basis into shares of Class A Common Stock. Shares of Class B Common Stock of the Company have the same attributes as shares of Class A Common Stock of the Company except that each share of Class B Common Stock entitles the holder thereof to ten votes on all matters upon which shareholders have a right to vote and each share of Class A Common Stock entitles the holder thereof to one vote on such matters.
     If all the outstanding shares of Class B Common Stock of the Company were converted into shares of Class A Common Stock, Mr. Pew would be deemed to be the beneficial owner of 7.4% of the Class A Common Stock.
     (c) Within the sixty days prior to the date of this Schedule 13D the following transactions were effected by Mr. Pew:
1.	The transfer of 1,250,000 shares of Class B Common Stock on October 7, 2008 by the Mary I. Pew Trust to each of the Robert C. Pew II Trust and the Mary I. Pew QTIP Trust, and

2.	The disposition of 97,062 shares of Class B Common Stock on October 7, 2008 by the Mary I. Pew Trust in several gift transactions.
     (d) Of the shares reported in this Item 5, 3,310,838 shares are held by a trust for the benefit of a family member of Mr. Pew.
Item 7. Material to be Filed as Exhibits.
     1. Power of Attorney of Robert C. Pew II filed as an exhibit to Amendment No. 9 to this Schedule 13D.

Page 4 of 5 Pages

CUSIP 858155 20 3
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 23, 2009	/s/ Liesl A. Maloney

Robert C. Pew II

	By:	Liesl A. Maloney
Attorney-in-Fact

Page 5 of 5 Pages